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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                               ----------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                      VETERINARY CENTERS OF AMERICA, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   925514 10
                                (CUSIP Number)

                             Edmund Kaufman, Esq.
                              Irell & Manella LLP
                       333 South Hope Street, Suite 3300
                             Los Angeles, CA 90071
                                (213) 620-1555
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 30, 2000
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
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CUSIP NO. 925514 10                   13D                       Page 2 of 10
                                                                Pages
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
1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Green Equity Investors III, L.P.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [_]
                                                               (b) [_]
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3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       AF, WC, BK, 00
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
                                                                   [_]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
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7.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       SOLE VOTING POWER
       919,259 SHARES

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8.     SHARED VOTING POWER
       919,259 SHARES

--------------------------------------------------------------------------------
9.     SOLE DISPOSITIVE POWER
       -0- SHARES

--------------------------------------------------------------------------------
10.    SHARED DISPOSITIVE POWER
       -0- SHARES

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       919,259 SHARES

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       4.19% beneficial ownership of the voting stock based on 21,918,269 shares of Common Stock, outstanding on May 8, 2000 as reported by the Issuer on
       Form 10-Q for the quarter ended March 31, 2000.

--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
       PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      -2-
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
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CUSIP NO. 925514 10                   13D                       Page 3 of 10
                                                                Pages
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
1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Vicar Recap, Inc.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       AF, WC, BK, 00
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
                                                                       [_]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
7.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       SOLE VOTING POWER
       919,259 SHARES

--------------------------------------------------------------------------------
8.     SHARED VOTING POWER
       919,259 SHARES

--------------------------------------------------------------------------------
9.     SOLE DISPOSITIVE POWER
       -0- SHARES

--------------------------------------------------------------------------------
10.    SHARED DISPOSITIVE POWER
       -0- SHARES

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       919,259 SHARES

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [_]

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       4.19% beneficial ownership of the voting stock based on 21,918,269 shares of Common Stock, outstanding on May 8, 2000 as reported by the Issuer on
       Form 10-Q for the quarter ended March 31, 2000.

--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
       CO

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

* SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Page 4 of 10
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                                  SCHEDULE 13D

     This Schedule 13D is being filed by Green Equity Investors III, L.P. ("GEI III") and Vicar Recap, Inc. ("Vicar Recap" and together with GEI III, the "Reporting Persons"), with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock") of Veterinary Centers of America, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Robert L. Antin ("Robert Antin").

     The Reporting Persons have a right to acquire up to 919,259 shares of Common Stock pursuant to the stock purchase agreement and the exchange and subscription agreement described in Item 4. In addition, the Reporting Persons have shared voting power of up to 919,259 shares of Common Stock pursuant to the voting agreement described in Item 4. As a result of these agreements described in Item 4, the Reporting Persons and Robert Antin may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with Robert Antin constitute a "person" or "group" for any purpose.

     The Reporting Persons as of the date of this statement, do not directly own any shares of Common Stock.

     The Reporting persons do not directly or indirectly beneficially own more than five percent of the Common Stock of the Issuer that would require the filing of this Schedule 13D, however, the Reporting Persons, subject to certain terms and conditions, intend to acquire all of the outstanding Common Stock of the Issuer pursuant to the Agreement and Plan of Merger described in Item 4.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, $.001 par value per share of Veterinary Centers of America, Inc., a Delaware corporation (the "Issuer").

     The Issuer's principal executive offices are located at 12401 West Olympic Boulevard, Los Angeles, California 90064. The Issuer's telephone number is (310) 584-6500.

ITEM 2(a), (b), (c) and (f).  IDENTITY AND BACKGROUND.

     This statement is being filed jointly by Vicar Recap, Inc., a Delaware corporation ("Vicar Recap"), Vicar Operating, Inc., a Delaware corporation ("Vicar Operating") and Green Equity Investors III, L.P., a Delaware limited partnership ("GEI III"), pursuant to their agreement to the joint filing of this statement. The principal place of business of the Reporting Persons is located at 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

     Vicar Recap is wholly owned by GEI III. The general partner of GEI III is GEI Capital III, L.L.C., a Delaware limited liability company ("GEI"). LGP Management, Inc., a Delaware corporation ("LGPM"), is the general partner of Leonard Green & Partners, L.P., a

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                                                                    Page 5 of 10
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Delaware limited partnership ("LGP"), which is an affiliate of GEI and the management company of GEI III. The principal place of business of each of GEI, LGPM and LGP is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles,
California 90025.

     As a result of their relationship with the Reporting Persons, each of GEI, LGPM and LGP may be deemed to have indirect beneficial ownership of the Common Stock with respect to which the Reporting Persons have beneficial ownership; however, each of GEI, LGPM and LGP disclaims beneficial ownership of the Common Stock.

     Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Gregory J. Annick, Peter J. Nolan and Jonathan A. Seiffer, each an individual United states citizen having a principal business address at 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control GEI, LGPM and LGP. As stated above, GEI, LGPM and LGP may be deemed to share beneficial ownership with respect to the Common Stock of which the Reporting Persons have beneficial ownership. As such, Messrs. Green, Sokoloff, Danhakl, Annick, Nolan and Seiffer may be deemed to have shared beneficial ownership with respect to the Common Stock. However, such individuals disclaim beneficial ownership of the Common Stock.

ITEM 2(d)  CRIMINAL CONVICTIONS IN LAST FIVE YEARS:

     None of the Reporting Persons or any person disclosed in response to Item 2 has been convicted in a criminal proceeding during the last five years.

ITEM 2(e)  CERTAIN CIVIL PROCEEDINGS IN LAST FIVE YEARS:

     None of the Reporting Persons or any person disclosed in response to Item 2 has been party to any civil proceeding of a judicial or administrative body and as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds that will be used in connection with the Merger Transaction described in Item 4 is expected to be issuance of debt or equity securities or bank or other commercial borrowings or some combination of securities issuances and borrowings. As set forth in a Letter dated March 30, 2000, from Goldman Sachs Credit Partners L.P. (together with its affiliates, "GSCP") to LGP (attached hereto as Exhibit 7.2), the total cash proceeds required to consummate the Merger Transaction is approximately $531 million, which is expected to be financed with $70.0 million of senior discount notes, $50.0 million of senior subordinated notes, $156 million in capital stock contributed by Robert Antin and GEI III and a credit facility of up to $325 million. Financing is contingent upon the Issuer's satisfaction of the terms and conditions set forth in the Agreement described in Item 4, and the terms and conditions set forth in the Letter of GSCP attached hereto as Exhibit 7.2.

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                                                                    Page 6 of 10
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ITEM 4:  PURPOSE OF TRANSACTION.

     On March 30, 2000, the Issuer, Vicar Operating, Inc., a Delaware corporation wholly owned by Issuer, and Vicar Recap, Inc., a Delaware corporation wholly owned by GEI III, entered into an Agreement and Plan of Merger (the "Agreement," attached hereto as Exhibit 7.1), pursuant to which the Issuer agreed to be acquired in a cash merger at a price of $15.00 per share of Common Stock. The Agreement provides for the transfer of all assets, properties, business operations and liabilities of Issuer to Vicar Operating prior to the Merger (the "Asset Drop Down"), to be followed by a merger of Vicar Recap with and into the Issuer, with the Issuer as the surviving corporation (the "Merger"). Subject to shareholder approval, in the Merger all shares of the Issuer's Common Stock outstanding (except for (a) approximately 266,666 shares of Common Stock held by certain members of management to remain outstanding and (b) shares of Common Stock held in the Issuer's treasury or owned by Vicar Recap to be cancelled without payment or conversion thereof) would be canceled and converted automatically into the right to receive an amount equal to $15.00 in cash, without interest.

     In connection with the Agreement, on March 30, 2000, Robert L. Antin and Vicar Recap entered into a voting agreement (attached hereto as Exhibit 7.3), which provides, among other things, that such stockholder agrees to vote his 919,259 shares of Common Stock of the Issuer in favor of the Merger and the Agreement. As a result of such voting agreement, the Reporting Persons have a beneficial ownership interest in up to 919,259 shares of Common Stock of the Issuer through this shared voting control.

     In connection with the Agreement, on March 30, 2000, Robert L. Antin and Vicar Recap entered into an exchange and subscription agreement (attached hereto as Exhibit 7.4), which provides, among other things, that such stockholder agrees to exchange 133,333 shares of Common Stock of the Issuer for shares of capital stock of Vicar Recap. As a result of this exchange and subscription agreement, the Reporting Persons have a right to acquire up to 133,333 shares of Common Stock of the Issuer. As a result of the Merger, the shares of Common Stock of the Issuer acquired by Vicar Recap pursuant to the foregoing exchange and subscription agreement will be canceled without consideration pursuant to the Agreement. The outstanding capital stock of Vicar Recap, including the shares of common stock of Vicar Recap issued pursuant to the exchange and subscription agreements will be converted into shares of capital stock of the surviving corporation.

     In connection with the Agreement, on March 30, 2000, Robert Antin and GEI III entered into a stock purchase agreement (attached hereto as Exhibit 7.5), which provides, among other things, that Robert Antin agrees to sell and GEI III agrees to buy up to 919,259 shares of Common Stock of the Issuer held by Robert Antin.

     As a result of the Merger Transaction, certain members of management of the Issuer, certain stockholders of the Issuer and GEI III will then hold the capital stock of the Issuer in equivalent proportion to the shares of common stock of Vicar Recap acquired by them pursuant to the exchange and subscription agreement. The transactions contemplated by the Agreement are herein collectively referred to as the "Merger Transaction."

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                                                                    Page 7 of 10
                                                                    Pages

     Completion of the Merger Transaction is subject to a number of conditions, including (i) approval of the Agreement by the holders of the Issuer's Common Stock, (ii) obtaining sufficient financing to complete the Merger Transaction and (iii) compliance with all applicable regulatory requirements.

     It is anticipated that the Common Stock of the Issuer will be delisted from the NASD National Market System as a result of the Merger Transaction.

     The description of the Merger Transaction disclosed in this Item 4 is qualified in its entirety by reference to the Exhibits attached hereto.

     Except as disclosed in this Item 4, no Reporting Persons or any other person disclosed in response to Item 2 has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through
(j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Although the Reporting Persons do not directly own any shares of Common Stock of the Issuer as of the date hereof, pursuant to the voting agreement described in Item 4, the Reporting Persons beneficially own up to 919,259 shares of Common Stock representing approximately 4.19% of the Issuer's voting stock. The percentage of voting stock indicated is based on 21,918,269 shares of Common Stock outstanding as of May 8, 2000, as disclosed on the Issuer's Form 10-Q for the quarter ended March 31, 2000 filed with the Securities and Exchange Commission. Green Equity Investors III, L.P. has the right to acquire up to 919,259 shares of Common Stock pursuant to the stock purchase agreement. In addition, Vicar Recap has the right to acquire up to 133,333 shares of Common Stock pursuant to the exchange and subscription agreement.

     (b) The Reporting Persons have shared voting power with respect to the 919,259 shares of Common Stock.

     (c) Except as set forth in this statement, none of the Reporting Persons or any other person disclosed in response to Item 2 has effected any transactions in the Common Stock in the last 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the matters disclosed in response to Items 4 and 5, none of the Reporting Persons or any other person disclosed in response to Item 2 is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

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                                                                    Page 8 of 10
                                                                    Pages

     Exhibit 7.1 Agreement and Plan of Merger, dated as of March 30, 2000, by and among Veterinary Centers of America, Inc., Vicar Recap, Inc. and Vicar Operating, Inc.

     Exhibit 7.2 Letter dated March 30, 2000, from Goldman Sachs Credit Partners L.P. to Green Equity Investors III, L.P.

     Exhibit 7.3  Voting Agreement, dated as of March 30, 2000, between Robert
                  L. Antin and Vicar Recap, Inc.

     Exhibit 7.4 Exchange and Subscription Agreement, dated as of March 30, 2000, between Robert L. Antin and Vicar Recap, Inc.

     Exhibit 7.5 Stock Purchase Agreement, dated as of March 30, 2000, between Robert L. Antin and Green Equity Investors III, L.P.

     Exhibit 7.6  Joint Filing Agreement dated as of May 26, 2000.

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                                                                    Page 9 of 10
                                                                    Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2000                      Vicar Recap, Inc.



                                          By: /s/ John Danhakl
                                              __________________________________
                                              Name:  John Danhakl
                                              Title: President


                                          Green Equity Investors III, L.P.


                                          By: GEI Capital III, L.L.C.
                                              its general partner

                                              By: /s/ John Danhakl
                                                 ______________________________
                                                  Name:  John Danhakl
                                                  Title: Member

                                      -9-
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                                                                   Page 10 of 10
                                                                   Pages

                                 EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
----------        -----------

Exhibit 7.1 Agreement and Plan of Merger, dated as of March 30, 2000, by and among Veterinary Centers of America, Inc., Vicar Recap, Inc. and Vicar Operating, Inc.

Exhibit 7.2 Letter dated March 30, 2000, from Goldman Sachs Credit Partners L.P. to Green Equity Investors III, L.P..

Exhibit 7.3       Voting Agreement, dated as of March 30, 2000, between Robert
                  L. Antin and Vicar Recap, Inc.

Exhibit 7.4 Exchange and Subscription Agreement, dated as of March 30, 2000, between Robert L. Antin and Vicar Recap, Inc.

Exhibit 7.5 Stock Purchase Agreement, dated as of March 30, 2000, between Robert L. Antin and Green Equity Investors III, L.P.

Exhibit 7.6       Joint Filing Agreement dated as of May 26, 2000.

                                      -10-